Monaker Group, Inc. S-3

Exhibit 23.1

We hereby consent to the reference of our firm under the caption “Experts” in this registration statement (Form S-3) of Monaker Group, Inc. and to the incorporation by reference of our report dated May 29, 2020 relating to the consolidated financial statements, which appears in Monaker Group, Inc. Form 10-K for the year ended February 29, 2020. Our report contains emphasis of a matter paragraph regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Thayer O’Neal Company, LLC

Thayer O’Neal Company, LLC

Sugar Land, Texas

May 13, 2021